December 19, 2006

BY EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

United States

Re: Prudential Public Limited Company (“Prudential”) Annual Report on Form 20-F for 2005

Dear Mr. Rosenberg:

In a letter dated September 19, 2006, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on Prudential’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the SEC on June 28, 2006. Included among these enquiries was Comment #22, which requested that KPMG Audit plc (“KPMG”), as Prudential’s auditors, provide an explanation as to why UK GAAP information provided only in respect of the parent company of the Prudential group “presents fairly, in all material respects, the information set forth therein in relation to the basic consolidated financial statements taken as a whole.” This comment was repeated in the Staff’s second comment letter dated November 15, 2006.

On December 8, 2006, the Staff participated in a conference that was attended by representatives of Prudential, KPMG and Cleary Gottlieb Steen & Hamilton LLP, counsel to Prudential, during which KPMG explained its response to Comment #22. As agreed on the conference call, KPMG has set out its position in a letter to Prudential, a copy of which is enclosed herewith.

Prudential also confirms:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to that filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at +44 20 7548 3640, or Sebastian Sperber of Cleary Gottlieb Steen & Hamilton LLP at +44 207 614 2237.

Very truly yours,

/s/ David C. Martin

David C. Martin

Head of Group Financial Reporting

and Development

Enclosure

cc:	Mr. Mark Brunhofer, Securities and Exchange Commission
Mr. Philip Broadley, Prudential Public Limited Company
Mr. Richard Bennison, KPMG Audit Plc
Mr. Phil Smart, KPMG Audit Plc
Mr. Sebastian Sperber, Cleary Gottlieb Steen & Hamilton LLP
Mr. David Dixter, Cleary Gottlieb Steen & Hamilton LLP

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	KPMG Audit Plc	Tel +44 (0) 20 7311 1000
	Canary Wharf (7th Floor)	Fax +44 (0) 20 7311 3311
	1 Canada Square London E14 5AG United Kingdom	DX 38050 Blackfriars

	Contact	Richard Bennison 020 7311 8934
Philip Broadley Finance Director Prudential plc Laurence Pountney Hill London EC4R 0HH

12 December 2006

Dear Philip

SEC comment letter

We held our call with the SEC Staff on Friday, in order to explain our position regarding our opinion on the UK GAAP parent company information, as requested in comment 22 of their letter dated 19 September 2006.

Following our discussion, the SEC Staff requested that we set out our position in writing to you, to enable you to respond in turn to the SEC with a summary of our points. I therefore set out our position, as expressed during the call.

We consider our opinion on the fair presentation of the condensed parent only financial information in relation to the consolidated financial statements to be well grounded for the following reasons.

•

The presentation is explicitly legal - local legislation across the EU member countries (both through local statute and EU Directives) explicitly permits the continued application of historic local GAAP to parent company information, presented alongside consolidated financial statements prepared under IFRS;

•

The presentation illustrates the legally distributable equity base - the registrant’s condensed financial information is intended to provide information relating to the distributable reserves position of the parent company, and as stated in Prudential’s earlier response, management has taken the view that such information should be presented on a UK GAAP basis in order to provide the relevant information and so not be misleading to investors since the distributable reserves of Prudential plc are determined solely on a UK GAAP basis;

•	The presentation is linked to IFRS basis financial statements - the reconciliation set out on page S-13 links the UK GAAP parent company income and shareholders equity

KPMG Audit Plc, a company incorporated under the UK Companies Acts, is a member of KPMG International, a Swiss cooperative	Registered in England No 3110745 Registered office: 8 Salisbury Square, London EC4Y 8BB

KPMG Audit Plc
SEC comment letter
12 December 2006

initially to the IFRS parent company income and equity and consolidated IFRS income and equity and ultimately to the consolidated US GAAP income Thus, the reconciliation gives the context for the presentation of the parent company information under UK GAAP in relation to the consolidated financial statements; and
•

The presentation format is supported by deliberations of interpretative bodies - we understand the AICPA International Practice Task Force (IPTF) had discussions in 2005 addressing the need for the reconciliation of condensed parent only information to U.S. GAAP. Summary points as extracted from the March 2005 (IPTF) minutes are as follows:

- the current Staff Training Manual states: “A reconciliation for each required supplemental schedule from foreign GAAP to U.S. GAAP that quantifies and describes each significant difference.”

- the IPTF noted that there was diversity in practice as to whether Schedule I [Schedule II for Insurance companies per article 7] was reconciled to U.S. GAAP for the relevant disclosures;

- the IPTF also noted the purpose of Schedule I (i.e., to allow a user to assess to some extent the ability of the parent to make distributions, which are ordinarily based on home-country accounting rather than U.S. GAAP);

- the IPTF’s view was that the usefulness of reconciling the [registrant’s condensed financial] information to U.S. GAAP was unclear. This view would similarly apply to the other Schedules required under Article 12; and

- the SEC Staff indicated that it did not object to the above conclusions and noted that the Training Manual was being revised and would no longer suggest that a foreign private issuer needed to reconcile Article 12 Schedule information to U.S. GAAP.

In summary, considering the foregoing and particularly the acknowledged purpose of the registrant’s condensed financial information, we have support in expressing our opinion that the condensed parent company UK GAAP financial statements provided present fairly, in all material respects, the information set forth therein in relation to the basic consolidated financial statements taken as a whole.

This letter is provided on the basis that it is for the information of the directors and management of Prudential plc. We accept no responsibility to any third party in relation to it and except in relation to Prudential’s response to the SEC Comment letter, it may not be quoted or referred to, in whole or in part, without our prior written consent.

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KPMG Audit Plc
SEC comment letter
12 December 2006

Yours sincerely

/s/ Richard Bennison

Richard Bennison

Audit Director

KPMG Audit Plc

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